UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2017

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S, or the Company, dated August 24, 2017, announcing the Company’s interim report for the first half of 2017.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Company’s slide presentation on the financial results of the Company for the first half of 2017, referenced in the press release.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, or the Securities Act, or the Exchange Act.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the Company’s final prospectus for its initial public offering of American Depositary Shares filed on August 9, 2017 pursuant to Rule 424(b)(4) under the Securities Act, shall be deemed to be incorporated by reference herein and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: August 24, 2017

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 24, 2017

99.2	Slide Presentation on the Company’s Financial Results for the First Half of Fiscal Year 2017

4